SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 000-29634

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

10 Hamada Street, 5th Floor
Herzliya, Israel, 46140
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 4, 2010, Fundtech Ltd. sent to its shareholders formal notice of, and a related proxy statement with respect to, the special general meeting of shareholders to be held at its offices, located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140 on Tuesday, October 25, 2011 at 9:00 a.m. local time. The notice and proxy statement are annexed to this Report on Form 6-K as Exhibit 99.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date:   October 4, 2011

FUNDTECH LTD.

By:	/s/ Joseph J. Aulenti
Joseph J. Aulenti
Secretary

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Formal notice of, and a related proxy statement with respect to, the special general meeting of shareholders